Gary R. Henrie
Attorney at Law
1688 E. 1460 N.                                                                                                                     Telephone: 702-616-3093
Logan, UT 84341                                                                                                                    Facsimile: 435-753-1775
                                                                                                                           E-mail: grhlaw@comcast.net

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. Craig Wilson
Senior Assistant Chief Accountant
Division of Corporate Finance
Mail Stop (Room 4561)
Washington, D.C. 20549

Re: GTDATA Corporation
Item 4.01 Form 8-K
Filed January 20, 2004
Item 4.01 Form 8-K/A
Filed March 23, 2004
Form 10-K
Filed April 15, 2005
File No. 033-05844-NY

Dear Mr. Wilson:

This letter is in response to your comment letter dated June 21, 2005, regarding the above referenced filings.

Form 10-KSB as of December 31, 2004

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure-page S-B.

1. Our records indicate that you have not filed an Item 4.01 Form 8-K for your new registered accountants. Please file an Item 4.01 Form 8-K in accordance with Item 304 of Regulation S-B.

Response: An Item 4.01 Form 8-K in accordance with Item 304 of Regulation S-B has now been filed for the Registrant's new registered accountants.

Further, the Registrant acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do no foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie